FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Thursday, May 12, 2005

AMCOR ANNOUNCES KEN MACKENZIE AS CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Amcor’s Board announces today that it has appointed Mr Ken MacKenzie as its new Chief Executive Officer and Managing Director, effective from July 1, 2005, at which time Mr Chris Roberts will revert to the position of non-executive Chairman.

Mr MacKenzie, a 41 year old Canadian national, has had 13 years experience with Amcor working in all the major operating divisions including PET, flexibles, tobacco packaging and closures. He has managed businesses across the Americas, Europe, Australasia and Asia and has lived in North America, Australia and Europe. He is currently the Group Managing Director of the Amcor Rentsch and Closures business, based in Switzerland.

Mr Chris Roberts, Amcor’s Executive Chairman, said: “Ken MacKenzie is a world class executive who fulfils all the key criteria the Board had established.  He has had experience across all our major business segments and understands the packaging industry intimately.  He has had management experience in Europe, Australasia, the Americas and Asia and has an excellent track record in improving earnings and returns in these businesses.

“The selection of the new Managing Director involved a global search and the Amcor Board was pleased with the quality of the external candidates, however it transpired that they could not match Ken MacKenzie as the internal benchmark.”

Amcor’s Managing Director elect, Mr Ken MacKenzie, said: “I am extremely enthusiastic about the opportunity to lead Amcor in this next stage of its development.

“Over the past five years, Amcor has divested its non-core paper based activities and acquired substantial global positions in its chosen market segments.

“With this platform established, it is now appropriate to move from the previous stage of acquisitions and integration to focus on the execution of the key fundamentals that drive excellence in the packaging industry.

Amcor Limited

ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria 3067  Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 6500
www.amcor.com

“I look forward to working with my fellow Amcor colleagues to create an organisation that is a global packaging leader in terms of product innovation and commercial and operational excellence, that will deliver continuous improvement in earnings and returns for our shareholders.”

Mr Chris Roberts, Amcor’s Executive Chairman, said: “The Board has every confidence that Ken Mackenzie will be an excellent Managing Director through the next stage of the company’s development.”

Ken MacKenzie, who is multilingual and currently living in Zurich, Switzerland, will be relocating to Melbourne with his wife and family over the coming months.

ENDS

For further information please contact:

Chris Roberts	John Murray
Executive Chairman	EGM Corporate Affairs
Ph: +61 3 9226 9001	Ph: +613 9226 9005

Background Information – Mr. Ken MacKenzie

Career

2001 to present	Amcor Rentsch and Closures,
Group Managing Director
Location: Europe
2004 sales A$ 1 billion
2004 EBIT A$ 100 million
Eight tobacco packaging plants and twelve closures plants
located throughout Europe, Asia and the Americas.

1999 to 2001	Amcor Flexibles Australasia,
Group General Manager
Location: Australia
Eight plants in Australia and New Zealand with sales of over
A$300 million.

1997 to 1999	Amcor Containers Packaging Australasia
General Manager, Corporate Sales and Marketing
Location: Australia

1995 to 1997	Amcor PET Packaging
Director, Finance and Administration
Location: North America

1992 to 1995	Amcor PET Packaging
Director, Engineering and Information Technology
Location: North America

1987 to 1992	Accenture
Management Consultant
Location: North America

Personal Details	Born: Montreal, Canada 1964

Married, with two teenage children.

Bachelor of Engineering (Mechanical)
McGill University, Montreal

Interests: Skiing, yachting (Canadian Laser Gold
Medallist 1985)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ JULIE McPHERSON
JULIE McPHERSON
(Company Secretary / Group General Counsel)

Date   12/05/2005